Exhibit 14.1

Code of Business Conduct and Ethics

Effective August 14, 2018

I.	Statement of Policy

This Code of Business Conduct and Ethics (this “Code”) has been adopted by the Board of Directors of XG Sciences, Inc., a Michigan corporation (the “Company,” “we,” “our” or “us”), to promote: a safe, diverse, and harassment-free workplace; honest and ethical conduct; appropriate external communications and responsible use of social media; full, fair, accurate, timely, and understandable disclosure in the periodic reports that we file with the Securities and Exchange Commission (“SEC”); and compliance with applicable laws, rules, and regulations (“Applicable Laws”) by the Company’s directors, officers and employees. This Code summarizes the legal, ethical and regulatory standards that the Company follows and applies to all of the Company’s directors, officers and employees.

Our business is becoming increasingly complex, both in terms of the geographies in which we function and the laws with which we must comply. To help our directors, officers and employees understand what is expected of them and to carry out their responsibilities, we have created this Code to help us better understand what is expected of each of us in carrying out our respective responsibilities. While this Code covers a wide range of business practices and procedures, it is not intended to be a comprehensive guide to all of our policies or to all of our respective responsibilities under Applicable Laws. Rather, this Code sets out basic principles to help each of us resolve the ethical and legal issues that we may encounter in conducting our business. As such, this Code functions as a guideline for the minimum requirements that each director, officer and employee is expected to follow.

We expect each of our directors, officers and employees to read and become familiar with the ethical standards described in this Code. As a condition of employment or affiliation with the Company, all Company directors, officers and employees are required to agree to comply with the ethical standards described in this Code. Depending on the circumstances, a violation of Applicable Laws, our corporate policies or this Code by a Company director, officer, or employee may lead to disciplinary action, including termination of employment or service with the Company.

Nothing in this Code shall confer upon employees any right to continue in the employment of the Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any parent or subsidiary of the Company employing or retaining the employee) or of the employee, which rights are hereby expressly reserved by each, to terminate the employee’s service with the Company at any time for any reason, with or without cause.

II.	Commitment to Safe, Diverse, and Harassment-Free Workplace

The Company is committed to promoting a workplace that is safe, diverse and free from harassment. Hiring decisions are based on the qualifications and experience of the individual and comply with Applicable Laws pertaining to labor and employment. We embrace diversity and foster a work environment that is free from unlawful workplace harassment. Additional information concerning the Company’s employment and workplace policies may be found in the Company’s Employee Handbook.

Workplace safety is an extremely important priority at XG Sciences. All officers and employees are expected to read, understand and adhere to all company policies regarding workplace safety, and to report any situations that may be unsafe or any individuals engaging in unsafe behavior to their supervisor.

III.	Expectation of Honest and Ethical Conduct

We place the highest value on the integrity of our directors, officers and employees, and demand this level of integrity in all our dealings. We expect each director, officer and employee to deal ethically with others and to avoid conflicts of interest and apparent conflicts of interest between their personal and professional relationships.

Competition and Fair Dealing

All directors, officers and employees are required to deal honestly and fairly with our customers, suppliers, competitors, employees, business partners and other third parties. We seek to outperform our competition fairly and honestly. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair practice, and our directors, officers and employees should be diligent in preventing or terminating any such activities by the respective individual(s) involved or reporting such individuals in accordance with this Code.

Conflicts of Interest

Our directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and the interests of the Company that a reasonable third party would view as a conflict. A conflict of interest occurs when an individual’s private interest interferes in any way or may appear to interfere with the interests of the Company as a whole.

A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when a director, officer or employee, or a member of his or her family, receives an improper personal benefit as a result of his or her position with the Company. It is likely a conflict of interest for a director, officer or employee to work simultaneously for a competitor, customer or supplier. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

Without limiting the generality of this Code’s prohibition on conflicts of interest by directors, officers and employees, examples of conflicts of interest include, but are not limited to:

●	Engaging in outside employment with a competitor while simultaneously employed with the Company without the prior written consent of the Company;

●	Using the Company’s time or assets for personal benefit;

●	Acquiring any interest or asset of any kind for the purpose of selling or leasing it to the Company;

●	Doing business with close relatives on behalf of the Company unless authorized after the relationship has been fully disclosed; and

●	Failure to disclose any ownership interests in any companies in which the Company may be doing business or may be pursuing as an acquisition candidate; provided, however such ownership interest will not be deemed to be a conflict of interest if the other company is publicly traded and the person with the ownership interest in such company is not a member of the board of directors of such other company or owns more than 2 % of the fully diluted shares outstanding.

Directors, officers and employees must notify the Chairman of the Board or the Chairman of the Audit Committee of the Board of the existence of any actual or potential conflict of interest including any actual or potential conflicts of interest involving their subordinate employees (if applicable) of which they become aware. The Executive Committee of the Board of Directors (“Executive Committee”) may make a determination that a particular transaction or relationship will not result in a conflict of interest covered by this policy. Any waivers of this policy may only be approved by the Board of Directors or the Executive Committee. If you are not sure whether a potential matter constitutes a conflict of interest, please contact the Chief Executive Officer or the Chairman of the Board, either of whom will assist you in the determination or refer you to the Company’s legal counsel.

Gifts, Meals and Entertainment

You should not accept gifts, meals or entertainment, or any other favor, from current or prospective customers, suppliers, vendors, or services providers (“Business Partners”) if doing so might compromise, or appear to compromise, your ability to make objective business decisions in the best interest of the Company. The following guidelines are intended to help inform appropriate behavior. Acceptance of gifts, meals or entertainment that exceeds or falls outside of these guidelines should be approved by the Chief Executive Officer.

●	Do not accept gifts, meals or entertainment that exceeds the bounds of propriety or reasonable business standards. Appropriate gifts, meals or entertainment will not be of more than a modest value. Examples of acceptable gifts to receive include a logo pen, shirt or small gift basket of modest value. Examples of gifts that are not acceptable include a set of golf clubs, a new iPad or a smart-phone.

●	Do not accept cash or cash equivalents, such as gift cards or jewelry, from a current or prospective Business Partner.

●	You may accept occasional meals and entertainment from a Business Partner if the costs involved are in line with local custom for business-related meals and entertainment, and doing so does not violate any applicable Laws. For example, occasionally attending ordinary business meals and local arts or sporting events is generally acceptable if it does not violate applicable Laws. Generally, representatives of the Business Partner should be in attendance at these events.

●	If you are invited by a current or prospective Business Partner to an event involving out- of-town travel or an overnight stay, or to a premium event such as the Olympics, World Cup, Super Bowl or similar event, you must consult with the Chief Executive Officer about whether you will be allowed to attend such an event, and how the costs of such an event will be paid. If there is an adequate business rationale for your attendance, then the Company should pay for your travel and attendance at the event.

●	Gifts, meals and entertainment provided by the Company to current or prospective Business Partners should be reasonable and appropriate under the circumstances. Company employees must always be sensitive to our Business Partners’ own rules and policies regarding their Representatives receiving gifts, meals and entertainment.

●	Nothing of value should be provided to any foreign government official or representative of a foreign company that is owned in whole or in part by a foreign government, without the prior approval of the Chief Executive Officer.

Confidentiality

All directors, officers and employees are required to maintain the confidentiality of information entrusted to them by the Company or by its customers, suppliers or partners, except when disclosure is expressly authorized or legally required. Confidential information includes all non-public information (regardless of its source) that might be of use to competitors or harmful to the Company or its customers, suppliers or partners if disclosed. In addition, each director, officer, and employee is required to abide by the Confidentiality Agreement they signed in connection with their employment or service with the Company.

Insider Trading

The Company’s detailed policies with respect to insider trading are contained in a separate Insider Trading Policy document. All directors, officers and employees of the Company are required to sign an acknowledgement that they have read, understand and agreed to be bound by the terms of such Insider Trading Policy.

Protection and Proper Use of Corporation Assets

All directors, officers and employees are required to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, business, marketing and financial plans, engineering and manufacturing ideas, designs, databases, client lists, price lists, internal policies and procedures, internal audit results, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy, could be illegal and may result in civil or even criminal penalties.

Corporate Opportunities

No director, officer or employee may use corporate property, information or position for improper personal gain, nor may they compete with the Company directory or indirectly without the written consent of the Company. Company directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Antitrust and Fair Competition

The Company must compete lawfully in the competitive environments in which we operate and sell our products. Accordingly, all directors, officers and employees are expected to comply with applicable antitrust and fair competition Laws in the jurisdictions where we do business. Violations of such Laws can result in serious damage to the Company’s reputation and in severe monetary and criminal penalties for the Company and those involved in the violations.

This Code prohibits directors, officers or employees from engaging in business practices that may, depending on the circumstances of situation, be viewed as a violation of antitrust and fair competition laws, including entering into agreements, reaching “understandings” or exchanging information with the Company’s competitors about product pricing, dividing-up customers or territories, controlling the amount or volume of products produced, or standardizing payment terms or discounts or other business terms and conditions. If you happen to encounter employees or other representatives of our competitors at a trade show or other event, you should always avoid discussing any of these topics, immediately walk away from any conversation where such topics are being discussed among competitors, and promptly report the conversation to the Chief Executive Officer.

Anti-Bribery and United States Foreign Corrupt Practices Act

Many countries, such as the United States and the United Kingdom, have Laws making it a crime to bribe a government official for a business favor or to otherwise gain an improper business advantage. For example, since the Company is incorporated in the United States, it is subject to the United States Foreign Corrupt Practices Act, which prohibits bribes to officials of non-U.S. governments. Bribes go beyond simply making cash payments, and may also include giving gifts or other items of value to a government official to influence a discretionary decision. Some examples of bribes include:

●	Improper payments to a government official to award business to the Company, or to continue a business relationship;

●	Giving a “gift” of significant value to a government official to influence the outcome of a government audit or inspection; and

●	Improper payments to a government official to obtain a favorable tax decision or ruling.

This Code prohibits Company directors, officers or employees (as well as agents, distributors, and intermediaries of the Company) from making or offering to make payments of money, gifts or “anything of value” to any government official in order to obtain an improper benefit. The phrase “anything of value” means anything that would reasonably be viewed as having value to a government official, including cash, gifts, meals, entertainment and Company product. The term “government official” may include employees of government agencies, government-owned businesses, such as state-owned enterprises, and a political party or political candidate in some situations.

In general, do not offer anything of value to a government official, directly or indirectly, in return for favorable treatment. You must obtain prior approval from the Chief Executive Officer before providing anything of value to a government official.

IV.	External Communications and Social Media

Any employees contacted to discuss the Company’s business by the media, investors or market analysts should not provide any information unless expressly authorized by the Chief Executive Officer. Instead, advise that you are not authorized to discuss the subject and refer them to the Company’s Chief Executive Officer or other authorized officer.

Company directors, officers and employees may not post on social networking sites or blogs, any sensitive, proprietary, confidential or unpublished financial or other information regarding the Company or the clients we serve. Communication of this type is forbidden and could result in immediate termination.

V.	Provide Full, Fair, Accurate, Timely and Understandable Disclosure

We are committed to providing our stockholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that we file with the SEC. All directors, officers and employees must take all steps available to assist the Company in these responsibilities. To this end, our officers and employees shall:

●	Not make false or misleading entries in our books and records for any reason;

●	Notify our Chief Financial Officer, Chief Executive Officer, or Chairman of the Audit Committee if they become aware of an unreported or questionable transaction;

●	Notify our Chief Financial Officer, Chief Executive Officer, or Chairman of the Audit Committee of any ownership interests held by directors, officers or employees in any companies with which the Company is doing business or pursuing as an acquisition candidate, provided, however such ownership interest will not be deemed to be a conflict of interest if the other company is publicly traded and the person with the ownership interest in such company is not a member of the board of directors of such other company or owns more than 2 % of the fully diluted shares outstanding;

●	Maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

●	Prohibit the establishment of any undisclosed or unrecorded funds or assets;

●	Maintain a system of internal controls that will provide reasonable assurances to our management that material information about the Company is made known to management, particularly during the periods in which our periodic reports are being prepared; and

●	Present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports filed with the SEC.

Special Ethical Obligations for Officers and Employees with Financial Reporting Responsibilities

As used in this Code, the term Financial Employees means executives and all managers with accounting or financial reporting responsibilities or related disclosure responsibilities, including but not limited to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and other persons performing similar functions. In performing their duties, our Financial Employees must adhere to and advocate to the best of their ability the following principles governing their professional and ethical conduct:

●	Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interests between personal and professional relationships;

●	Comply with all Applicable Laws, rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies applicable to the performance of his or her duties with the Company;

●	Comply with the Company’s established accounting procedures, system of internal controls and generally accepted accounting principles;

●	Record and classify transactions in the proper accounting period and in the appropriate account and segment, and never accelerate or delay the recording of revenue or expenses to meet budgetary or performance goals or distort the true nature of any transaction;

●	Support estimates and accruals with appropriate documentation and good faith, reasonable judgment;

●	Promptly disclose to the Audit Committee any significant deficiencies in the design or operation of the Company’s internal controls impacting the collection and reporting of financial data and any fraud involving management or other employees who play a significant role in the Company’s internal controls;

●	Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, governmental agencies, including the SEC, and in other public communications made by the Company;

●	Avoid any material omissions in our periodic reports filed with the SEC that would make such reports misleading; and

●	Comply with all applicable regulations of any stock exchange on which the Company’s securities are then listed.

Records Retention

You may collect large amounts of information as part of your job (such as emails, spreadsheets, contracts, and presentations) that may need to be retained for some period of time for business, legal or tax reasons. It is important to keep this information for the period of time required and then properly dispose of the information upon the expiration of that required retention period.

VI.	Compliance with all Laws, Rules and Regulations

We are committed to full compliance with all governmental laws, rules and regulations applicable to us, including, but not limited to:

●	Prohibiting any illegal payments, gifts or gratuities to any government or government employee;

●	Prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information; and

●	Complying with all applicable securities laws, rules and regulations, and the regulations of any stock exchange on which the Company’s securities are then listed.

Our directors, officers and employees who have access to material, nonpublic information about the Company are not permitted to use or share that information for stock trading purposes or for any other purpose except in the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. All directors, officers and employees are required to comply with our separate Securities Trading Policy and are reminded that trading in the Company’s stock during certain “black-out” periods is prohibited.

Any officer or employee who violates the law or this Code may be subject to immediate disciplinary action, including possible termination of employment or affiliation with the Company.

VII.	Compliance Procedures; Reporting Violations; and Effect of Violations

Compliance with this Code, first and foremost, is the individual responsibility of every director, officer and employee. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution.

Reporting Violations and Questions

Directors, officers and employees must promptly report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to the Chairman of the Board or the Chairman of the Audit Committee. Any questions or violation reports will be addressed immediately and seriously. If you have any questions regarding this Code or its application in any situation, or if you become aware of a violation or potential violation of this Code or Applicable Laws, you should contact your supervisor or manager, any member of the Legal, or Human Resources Departments, or the Chief Executive Officer.

Any concerns relating to an officer or director of the Company should be referred to our Chairman of the Board of Directors or the Chairman of our Audit Committee of the Board of Directors (“Audit Committee”), who may be reached at:

Mr. Arnold Allemang	Mr. Steven Jones
Chairman of the Board	Chairman of the Audit Committee
(989) 750-8810	(239) 325-2001
aallemang@pobox.com	sjones@aspencapgroup.com

No Retaliation; Internal Investigation

We will not allow any retaliation against an officer or employee who acts in good faith in reporting any violation. When an alleged violation of this Code is reported, we shall take prompt and appropriate action in accordance with the law and regulations otherwise consistent with good business practices. Our Chief Executive Officer or Executive Committee will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures. All reports will be treated confidentially to every extent possible.

Consequences of a Violation

Any directors, officers or employee that violates any Applicable Laws or this Code will face appropriate, case specific disciplinary action, which may include demotion, termination, or discharge from Company affiliation.

VIII.	Waivers of this Code of Ethics

Any waiver of this Code for directors or executive officers may be made only by the Board of Directors, and will be promptly disclosed as required by law and the rules of the Securities Exchange Commission and any stock exchange on which the Company’s securities are then listed. Any waiver of this Code for any other employees may be made by the Chief Executive Officer or the Executive Committee. Requests for waivers must be made in writing to the Board of Directors or the Executive Committee prior to the occurrence of the violation of this Code.

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Attestation:

The undersigned has read and understands the provisions outlined in this Code of Business Conduct and Ethics and agrees to abide by these provisions in the performance of his or her duties for the Company.

Signed:
Name:
Date: